EQUITY Equity Financial Trust Company

200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

December 5, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: LIVEREEL MEDIA CORPORATION

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on December 5, 2011.

1. Proxy
2. Supplemental Mailing Request Form
3. Notice of Annual Meeting of Shareholders and Management Information Circular
4. Online Voting Insert
5. Proxy Return Envelope

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

Michael Lee
Manager, Client Relations
Telephone: 416.361.0930 ext.236
mlee@equityfinancialtrust.com

c.c. Jenn Javier, Administrator, Client Relations